SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Attached to this Report on Form 6-K is (i) a press release issued by the registrant on December 2, 2002, (ii) a press release issued by the registrant on December 17, 2002, and (iii) a press release issued by the registrant on December 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 3, 2003	By:	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

CONTACT:	Gary S. Maier
PondelWilkinson MS&L
(323) 866-6024

HIGHWAY HOLDINGS’ METAL STAMPING OPERATION RECEIVES
ISO 9001 CERTIFICATION

HONG KONG — December 2, 2002 — Highway Holdings Limited (NASDAQ:HIHO) today announced its wholly owned subsidiary Nissin Precision Metal Manufacturing Limited has been registered for ISO 9001 certification by Rheinisch-Westfalischer TUV e.V. under Certificate Registration No. 0410021295. TUV is a global leader in quality management registrations.

TUV thoroughly audited Nissin’s quality system and found it to be in complete compliance with the International Organization for Standardization (ISO) 9001: 2000 Quality Management System (QMS), the global standard for quality assurance in the manufacturing industry. TUV will conduct annual audits to verify continued conformity and to contribute to process improvements.

“Achieving ISO 9001:2000 certification further demonstrates Highway Holdings’ ongoing commitment to quality and continuous improvement to the process inherent to the ISO management system,” said Roland Kohl, chairman and chief executive officer for Highway Holdings.

“While our long-time Japanese and German blue chip customers have always recognized Highway Holdings’ high quality manufacturing capabilities, certification offers a level of comfort that is invaluable to our customers and advantageous to our marketing efforts,” Kohl added.

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

CONTACT:	Gary S. Maier
PondelWilkinson MS&L
(323) 866-6024

HIGHWAY HOLDINGS RECEIVES INITIAL OEM ORDERS FROM LEADING
JAPANESE ELECTRONICS FIRM

—Company Poised to Benefit from Two-Year Engineering Investment in Radio–
Controlled Clock Technology —

HONG KONG — December 17, 2002 — Highway Holdings Limited (NASDAQ:HIHO) today announced it has received two initial orders from a major Japanese electronics customer to manufacture a digital radio-controlled alarm clock and a medication timer that dispenses five separate doses. Production of these new products has begun, with delivery of the first orders scheduled for January 2003.

The customer has indicated that these initial orders represent the beginning of an OEM manufacturing relationship that is expected to continue on a monthly basis. Future orders for these products will depend on a number of factors, including product sales, but could reach a value of approximately $3 million on an annualized basis.

In addition to these two products, the customer has expressed strong interest in Highway Holdings’ analog/digital radio-controlled clock technology, which utilizes a unique patent-pending four- stepping motor design that allows the clock to simultaneously operate analog and digital displays.

“We are gratified by the confidence placed in Highway Holdings by this major Japanese electronics customer. The opportunities are exciting and significant, especially for our radio-controlled analog and digital clock combination, which is the only clock of its kind in the market today. The uniqueness of this product and its advanced technology is clearly attractive to our Japanese customer and we look forward to further developing the relationship,” said Roland Kohl, chairman and chief executive officer for Highway Holdings.

Kohl noted that Highway Holdings is presently adapting its four-stepping motor designed clock to the specific requirements of the customer. Although the company has not yet received a purchase order, it is optimistic that production of this new analog/digital radio controlled alarm clock will commence in the second half of 2003.

“Our new Japanese customer is the result of a two-year engineering investment, which included the necessary adjustments to Highway Holdings’ production facility to meet specific requirements, before the client’s Japanese management was willing to commit to an OEM- relationship. We believe this customer could become the company’s single largest OEM-account if all proposed product sales materialize as currently contemplated.” Kohl said.

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

# # #

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products, prices, the revenue potential from the analog and digital radio-controlled clock business, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.

CONTACT:	Gary S. Maier
PondelWilkinson MS&L
(323) 866-6024

HIGHWAY HOLDINGS ADDS WATCH MANUFACTURING CAPABILITES

— Initiates Sales Strategy Utilizing Marketing Partner Relationship —

HONG KONG — December 30, 2002 — Highway Holdings Limited (NASDAQ:HIHO) today announced it has added watch-manufacturing capabilities to its clock division with the establishment of a semi-automatic watch production line to produce daily capacity of more than 1,000 pieces.

Highway Holdings said revenues to date from its watch operation for fiscal 2003 already exceed $1.0 million, compared with about $450,000 in the company’s fiscal year 2002 ended March 31.

“The expansion into watches is a natural extension of the company’s purchase in 1997 of Kienzle Uhren, a German clock company founded in 1822,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

He noted the company began marketing watches about a year and a half ago, with growth accelerating during the past nine months. “ Starting with the watch business, we recognized early on the tremendous growth potential from utilizing the Kienzle brand name. The relationship with Societa Italiana Orologi Kienzle, an independent Italian watch and clock distributor, helped to jump-start our entry into the watch business by allowing us to apply their knowledge and experience obtained through being a supplier with a full-range of watches,” Kohl said.

He noted that Societa Italiana Orologi Kienzle has the rights to the Kienzle watch and clock brand name only in Italy, with Highway Holdings owning the brand in the rest of the world.

“Societa Italiana Orologi Kienzle has been a long-time clock customer and the relationship expanded with Highway Holdings’ purchase of watches by our subsidiaries, Kienzle Time HK Ltd. and Kienzle Uhrenfabriken GmbH, for sale outside the Italian market,” Kohl said.

He added that the arrangement helped to secure several additional customers,

including Quelle AG —a highly regarded German mail order firm — as a client.

Kohl also noted that due to the new watch business, the web page and Internet shop of Kienzle Uhrenfabriken GmbH, www.kienzleuhren.de, has received considerable interest, fueled by the potential of the brand name.

“Lately, the web page has recorded close to 1000 web-page hits a day — a five-fold increase over last year without advertisement or promotion,” Kohl said. He added, “Tremendous growth potential for Highway Holdings can be realized through the utilization of the Kienzle brand name for the company’s watch business, with even further opportunities through the establishment of additional marketing relationships – which we are considering.”

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

# # #

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products, prices, the revenue potential from its watch business, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.